Gentor Resources Inc.

PRESS RELEASE

Gentor Provides Corporate Update

Toronto, Canada – November 23, 2017 - Gentor Resources Inc. (the "Company") (TSX-V – "GNT") announces that it intends to dispose of, for nominal consideration, its subsidiary which holds the Company’s mineral exploration property in Turkey (referred to by the Company as its Karaburun project). This proposed disposition is subject to the receipt of all required corporate and TSX Venture Exchange approvals.

The Company is currently evaluating new business opportunities.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

For further information, please contact: Arnold T. Kondrat, President and CEO, Toronto, Ontario, Tel: + 1 (416) 366-8488.